Phoenix Apps Inc.
125-720 King Street West, Suite 2000
Toronto, Ontario M5V 3S5 Canada
(239) 451-3016

April 19, 2016

Katherine Wray – Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Phoenix Apps Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1, Filed March 25, 2016
File No. 333-209591

Dear Ms. Wray:

The Company is in receipt of your comment letter dated April 14, 2016, regarding the Company’s filings referenced above.

Below are the comments from your comment letter each followed by the Company’s responses thereto.

Risk Factors

The past profits and sales related to the apps . . . page 11

Comment #1

We note the added risk factor in response to prior comment 8.  The last sentence in this risk factor states that the Apps “are susceptible to possible impairment.”  It appears for disclosure elsewhere, however, that the portfolio of Apps has been fully impaired.  Please advise or revise.

Response to Comment #1

We have revised the noted risk factor and provided additional clarification.

Liquidity and Capital Resources

Liquidity, page 24

Comment #2

You state in the second paragraph, added in response to comment 9, that your current cash on hand of $2,275.13 allows you to sustain operations for two months.  According to your December 31, 2015 balance sheet you have no cash.  Please clarify the date as of which you estimate the cash on hand.

Response to Comment #2

See our response to Comment #3.

Comment #3

You disclose further that, “Based on historical revenues and current expense levels, the company expects to be able to sustain operations for the next twelve (12) months.”  Please tell us why you believe it is reasonable to assume historical revenues for purposes of this disclosure, given the full impairment of the portfolio of apps purchased pursuant to the Asset Purchase Agreement dated November 30, 2015 and your auditor’s going concern qualification.

Response to Comment #3

We have revised our disclosures regarding the Company’s ability to sustain operations and provided additional disclosures.

Certain relationships and related party transactions, page 34

Comment # 4

Please clarify the disclosure in the first paragraph on page 34 that you added in response to the first bullet point in prior comment 12.  It is unclear why Messrs. Wadden and Mirzaagha were paid $1,480 and why such amount is “recoverable”.

Response to Comment #4

We have provided additional clarification and information regarding the issues identified in this comment.

Financial Statements

Comment #5

Please have your independent registered public accounting firm revise its audit report to include all of the financial statements presented in your filing, including the following:

•
The balance sheets of Phoenix Apps (the Predecessor) as of 2014 and the related statements of operations, changes in partners’ capital and cash flows for the year ended December 31, 2014 and the period January 1, 2015 to November 29, 2015.

•
The balance sheet of Phoenix Apps Inc. (the Successor) as of December 31, 2015 and the related statements of operation, changes in stockholders’ equity, and cash flows for the period November 30, 2015 to December 31, 2015.

Response to Comment #5

The revisions requested have been made.

Sincerely,

/s/ Yi Xing Wang
Yi Xing Wang – Chief Executive Officer